FILER:

  COMPANY DATA:
     COMPANY CONFORMED NAME:          ALLIANT ENERGY CORPORATE SERVICES, INC
     CENTRAL INDEX KEY:
     STANDARD INDUSTRIAL CLASSIFICATION:
     IRS NUMBER:
     STATE OF INCORPORATION:
     FISCAL YEAR END:

  FILING VALUES:
     FORM TYPE:                       U-6B-2
     SEC ACT:
     SEC FILE NUMBER:
     FILM NUMBER:

  BUSINESS ADDRESS:
     STREET 1:                        222 WEST WASHINGTON AVENUE
     CITY:                            MADISON
     STATE:                           WI
     ZIP:                             53703
     BUSINESS PHONE:                  608-252-3311

  MAIL ADDRESS:
        STREET 1:                     P.O. BOX 192
        CITY:                         MADISON
        STATE:                        WI
        ZIP:                          53701-0192




                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D. C. 20549

                                        FORM U-6B-2

                                Certificate of Notification

                          ALLIANT ENERGY CORPORATE SERVICES, INC.
                    (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc. ("Services") on behalf of itself and Alliant Energy Integrated Services Company, (formerly "Alliant Energy Industrial Services, Inc.", "AEIS"), Alliant Energy Field Services, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc. ("AEI") (formerly "IES International Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc. ("AER"), Alliant Energy Transportation, Inc. ("AET") (formerly "IES Transportation Inc."), Capital Square Financial Corporation ("CSFC"), Cedar Rapids and Iowa City Railway Company ("CRANDIC"), Energys, Inc., Energy Performance Services, Inc., EUA Cogenex, Heartland Energy Group, Heartland Properties, Inc. ("HPI"), Heartland Energy Services, Inc. ("HES"), IEA Delaware, IEI Barge Services Inc. ("Barge"), Industrial Energy Applications, Inc. ("IEA"), Iowa Land & Building Company ("ILBC"), Prairie Ridge Business Park, LP ("Prairie"), RMT, Inc. ("RMT"), Schedin & Associates, Inc. ("Schedin"), SVBK consulting Group, Inc., Transfer Services, Inc. ("Transfer") (formerly "IES Transfer Services Inc."), Village Lakeshares Inc. ("Village"), Whiting Petroleum Corporation ("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from April 1, 2001 through June 30, 2001, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5.   Date of issue,  renewal or guaranty - From April 1, 2001  through  June 30,
     2001

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 97 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
     a.  the provisions contained in the first sentence of 6(b),  :
     b.  the provisions contained in the fourth sentence of 6(b),  :
     c.  the provisions contained in any rule of the commission other than
     Rule U-48, :   X

13.  Not Applicable

14.  Not Applicable

15   Exempt from provisions of 6(a) under Rule 52.


                                    ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: August 8, 2001                By: ----------------------------------
-----------------------                 Edward M. Gleason, VP - Treasurer



                                   Form U-6B-2
                                   Schedule 1

                     ALLIANT ENERGY CORPORATE SERVICES, INC.

                 PERIOD FROM APRIL 1, 2001 THROUGH JUNE 30, 2001

1. During the period from April 1, 2001 through June 30, 2001, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:


                        APRIL           MAY              JUNE              QUARTER
Beginning Balance     $418,000,000     $423,000,000     $443,000,000    $  418,000,000
CP Issued             $316,500,000     $276,500,000     $489,000,000    $1,082,000,000
CP Matured            $311,500,000     $256,500,000     $469,000,000    $1,037,000,000
Ending Balance        $423,000,000     $443,000,000     $463,000,000    $  463,000,000


2.    The weighted average interest rate for the period was as follows:

           APRIL             5.076%
           MAY               4.428%
           JUNE              4.212%
           QUARTER           4.572%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                         Beginning          Borrowing/          Ending
Participant                 Month         Balance           (Repayment)        Balance
-------------------------------------------------------------------------------------------


Alliant Energy               April        193,724.28       (38,809.58)         232,533.86
Field Services               May          232,533.86       (27,412.28)         259,946.14
                             June         259,946.14       (24,341.16)         284,287.30

Alliant Energy               April      3,547,249.90       (280,822.97)      3,828,072.87
Integrated Services Company  May        3,828,072.87       (244,308.96)      4,072,381.83
                             June       4,072,381.83     (1,430,433.10)      5,502,814.93

Alliant Energy               April     12,005,257.06       (229,995.48)     12,235,252.54
Integrated Services Company  May       12,235,252.54       (304,615.99)     12,539,868.53
Energy Management LLC        June      12,539,868.53        197,937.34      12,341,931.19

Alliant Energy               April      1,199,802.44        (69,875.31)      1,269,677.75
Integrated Services Company  May        1,269,677.75        (34,707.52)      1,304,385.27
Energy Solutions LLC         June       1,304,385.27        108,136.25       1,196,249.02

Alliant Energy               April    295,250,941.63        748,083.07     294,502,858.56
International, Inc.          May      294,502,858.56     (2,747,912.08)    297,250,770.64
                             June     297,250,770.64    (13,783,572.84)    311,034,343.48

Alliant Energy               April     39,845,793.01     (3,162,262.54)     43,008,055.55
Investments, Inc.            May       43,008,055.55       (497,365.05)     43,505,420.60
                             June      43,505,420.60       (588,724.73)     44,094,145.33

Alliant Energy               April      4,312,748.92         42,832.22       4,269,916.70
Transportation, Inc.         May        4,269,916.70        (25,740.75)      4,295,657.45
                             June       4,295,657.45       (126,426.68)      4,422,084.13

Capital Square               April     (5,023,232.75)       (81,772.59)     (4,941,460.16)
Financial Corp.              May       (4,941,460.16)        45,873.94      (4,987,334.10)
                             June      (4,987,334.10)       (47,598.42)     (4,939,735.68)

Cedar Rapids &               April       (582,663.08)      (591,874.60)          9,211.52
Iowa City Railway            May            9,211.52      1,760,006.54      (1,750,795.02)
                             June      (1,750,795.02)        99,141.62      (1,849,936.64)

Energys, Inc.                April        707,463.94          1,754.40         705,709.54
                             May          705,709.54        (81,068.21)        786,777.75
                             June         786,777.75        142,814.03         643,963.72

Energy Performance Services  April        204,400.43    (12,942,014.90)     13,146,415.33
                             May       13,146,415.33       (702,635.69)     13,849,051.02
                             June      13,849,051.02     (1,893,593.69)     15,742,644.71

EUA Cogenex                  April              0.00    (62,185,500.40)     62,185,500.40
                             May       62,185,500.40     (2,101,611.16)     64,287,111.56
                             June      64,287,111.56     (1,227,127.13)     65,514,238.69

Heartland Energy             April      2,960,411.00     (3,991,404.88)      6,951,815.88
Group                        May        6,951,815.88     19,068,680.00     (12,116,864.12)
                             June     (12,116,864.12)    (2,946,655.26)     (9,170,208.86)

Heartland                    April      2,405,686.98       (159,389.58)      2,565,076.56
Properties, Inc.             May        2,565,076.56       (127,449.71)      2,692,526.27
                             June       2,692,526.27      4,492,009.00      (1,799,482.73)

HES                          April      1,902,189.30         25,297.71       1,876,891.59
                             May        1,876,891.59        (13,941.31)      1,890,832.90
                             June       1,890,832.90        (87,986.54)      1,978,819.44

IEA Delaware                 April      9,042,315.32     (7,424,281.81)     16,466,597.13
                             May       16,466,597.13        (99,256.99)     16,565,854.12
                             June      16,565,854.12       (429,406.28)     16,995,260.40

IEI Barge                    April     (1,209,845.08)      (121,886.53)     (1,087,958.55)
Services, Inc.               May       (1,087,958.55)       (90,023.48)       (997,935.07)
                             June        (997,935.07)      (214,264.73)       (783,670.34)

Industrial Energy            April     38,318,584.32     11,133,629.86      27,184,954.46
Applications, Inc.           May       27,184,954.46       (372,246.63)     27,557,201.09
                             June      27,557,201.09         65,706.60      27,491,494.49

Iowa Land & Building         April      5,181,519.87        592,772.97       4,588,746.90
Company                      May        4,588,746.90        376,161.84       4,212,585.06
                             June       4,212,585.06         85,427.20       4,127,157.86

Prairie Ridge                April          1,992.84           (356.81)          2,349.65
Business Park, L.P.          May            2,349.65           (219.34)          2,568.99
                             June           2,568.99            (40.90)          2,609.89

RMT, Inc.                    April     (4,771,196.53)       550,868.38      (5,322,064.91)
                             May       (5,322,064.91)      (270,782.38)     (5,051,282.53)
                             June      (5,051,282.53)    (1,367,589.97)     (3,683,692.56)

Schedin &                    April        965,180.39         40,778.97         924,401.42
Associates, Inc.             May          924,401.42         19,619.92         904,781.50
                             June         904,781.50        (61,021.23)        965,802.73

SVBK Consulting              April              0.00              0.00               0.00
Group, Inc.                  May                0.00              0.00               0.00
                             June               0.00     (1,660,186.00)      1,660,186.00

Transfer                     April        (26,983.79)       (16,016.18)        (10,967.61)
Services, Inc.               May          (10,967.61)        43,732.67         (54,700.28)
                             June         (54,700.28)        14,026.88         (68,727.16)

Village Lakeshares,          April      3,572,023.99        191,038.19       3,380,985.80
Inc.                         May        3,380,985.80        111,003.55       3,269,982.25
                             June       3,269,982.25        101,075.17       3,168,907.08

Whiting Petroleum            April    120,514,638.64        364,825.47     120,149,813.17
Corporation                  May      120,149,813.17    (11,794,369.75)    131,944,182.92
                             June     131,944,182.92     (5,410,388.61)    137,354,571.53

Williams Bulk                April      5,131,257.16        (14,093.05)      5,145,350.21
Transfer                     May        5,145,350.21       (135,640.96)      5,280,991.17
WPLH Commodities Trading LLC June       5,280,991.17         72,318.10       5,208,673.07



4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Integrated Services Company - (formerly "Alliant Energy Industrial Services") Holding Company for AER's Energy Applications, Environmental Consulting, Gas Energy Aggregation, Energy Planning and Energy Management Services businesses.

     c. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     d. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     e. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

     f. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     g. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Alliant Energy Corporation.

     h. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.")
- Holding company for transportation related subsidiaries.

     i. Capital Square Financial Corp. - Financing services.

     j. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     k. Energys,  Inc. - Installation  and service of energy systems.

     l. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     m. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     n. Heartland Energy Group - Natural gas commodity and management services company.

     o. Heartland Properties, Inc. - Real estate management and community development.

     p. HES - Holding company with an ownership in ReGenCo LLC.

     q. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     r. IEI Barge Services Inc. - Barge terminal and hauling services.

     s.  Industrial  Energy  Applications,   Inc.  -  Commodities-based   energy
services.

     t. Iowa Land & Building Company - Real estate purchasing.

     u. Prairie Ridge Business Park, LP - Real estate holding company.

     v. RMT, Inc. - Environmental consulting and engineering.

     w. Schedin & Associates, Inc. - Energy consulting.

     x. SVBK - Consulting firm.

     y. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     z. Village Lakeshares Inc. - Real estate and community development.

     aa. Whiting Petroleum Corporation - Crude oil production.

     bb. Williams Bulk Transfer - Bulk materials transloading & storage facility